UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On January 21, 2025, Forafric Global PLC (the “Company”) issued a press release announcing an update regarding its Nasdaq compliance. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This press release attached as Exhibit 99.1 to this Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-268837), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

99.1	Press Release, dated January 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: January 21, 2025	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director
(Principal Executive Officer)